NO ACT

P.E.
12/03/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002939

January 13, 2014

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 1-13-14

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Re: Dominion Resources, Inc.
Incoming letter dated December 3, 2013

Dear Ms. Thrower:

This is in response to your letter dated December 3, 2013 concerning the shareholder proposal submitted to Dominion by James Jason Penzak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James Jason Penzak
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 3, 2013

The proposal requests that the company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of dividends. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dominion relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion®

December 3, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. James Jason Penzak Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 14, 2013 by Mr. James Jason Penzak ("Mr. Penzak" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to Mr. Penzak.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Penzak any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: That the shareholders of Dominion Resources, Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(13) because it relates to specific amounts of dividends;
- Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations;
- Rule 14a-8(i)(1) and Rule 14a-8(i)(2) because it is improper under state law and because it would cause the Company to violate state law;
- Rule 14a-8(i)(6) because the Company would lack the authority to implement the Proposal;
- Rule 14a-8(i)(3) because it is vague and indefinite and, otherwise, materially false and misleading in violation of Rule 14a-9; and

- Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent, or to further the Proponent's personal interest, which is not shared by the other shareholders at large.

DISCUSSION

I. Rule 14a-8(i)(13) – the Proposal may be omitted because it relates to specific amounts of dividends.

Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal "[i]f the proposal relates to specific amounts of cash or stock dividends." The Staff has interpreted this rule broadly, consistently applying it where shareholder proposals have sought to set minimum amounts or ranges of dividends (*See General Electric Company* (December 21, 2010), *Bassett Furniture Industries, Incorporated* (January 23, 2012), and *Merrill Lynch & Co., Inc.* (February 11, 2008)) as well as where shareholder proposals have sought to effect a stock split in a specific amount or within the confines of a specific ratio (*See Berkshire Hathaway Inc.* (January 22, 2008) and *Exxon Mobil Corporation* (March 17, 2009)). The Proposal is excludable under Rule 14a-8(i)(13) under both of these methods of analysis.

The Proposal appears to seek the declaration of a stock dividend to all holders of the Company's common stock currently outstanding. The Proposal refers to the method by which the issuance of the new sub-class of shares would occur as a "distribut[ion] to existing common stockholders" and states that each new share of sub-class common stock will initially be equal to an existing share of common stock. We interpret this to mean that the stock dividend will be made such that one share of the Company's common stock will entitle the holder thereof to receive one share of the new sub-class of Company common stock. Mr. Penzak's cover letter to the Company enclosing the Proposal, while not part of the Proposal, is more specific in setting a one-to-one ratio, stating that the Proposal "creates one additional share for each existing common stock share..." Thus, the Proposal relates to a specific amount of stock dividends, and as such, is excludable under Rule 14a-8(i)(13).

This stock dividend proposal is also similar to proposals seeking stock splits along specific ratios because it would cause each share of the Company's common stock to be effectively split into one share of regular common stock and one share of sub-class common stock. The Staff previously determined that a proposal seeking a company's shares to be split in accordance with a specific ratio was excludable under Rule 14a-8(i)(13). *Berkshire Hathaway Inc.* (January 22, 2008). The Proposal is not unlike the proposal in *Berkshire*, as it too would effect a stock split relating to a specific ratio of stock dividends (i.e., on a one-for-one basis).

The Proposal may also be excluded under Rule 14a-8(i)(13) on the grounds that it is calling for a specific amount of cash dividends. The Staff has consistently found that shareholder proposals relating to the substitution in whole of cash dividends with stock repurchases or stock dividends are excludable on the grounds that the effect of such proposals would be to reduce the current cash dividend payable by such companies to a specific amount, namely zero. *Honeywell International, Inc.* (September 28, 2001), *Ford Motor Company* (January 24, 2001), and *US West, Inc.* (November 8, 1999). The Proposal differs from the proposals considered by the Staff in *Honeywell International, Inc., Ford Motor Company,* and *US West, Inc.* only in that instead of replacing cash dividends payable on all of the Company's outstanding shares, the Proposal would only replace half of the cash dividends payable on the Company's outstanding shares. Instead of having the Company pay cash dividends on the sub-class common stock, the Proposal would have the Company grant equivalent increases in value and voting power (by way of the application of a formula described in the supporting statement) to the holders of such new stock. Therefore, as a result of the Proposal's implementation, each current shareholder of the Company would see a one-half reduction in the number of their shares eligible to receive cash dividends, as compared to the situation existing immediately prior to the Proposal's implementation. A proposal calling for such a specific amount of cash dividends is excludable under Rule 14a-8(i)(13).

We note that the Proposal is distinguishable from proposals that relate only to a company's dividend policy generally, but do not call for the payment of dividends in a specific amount or in accordance with a formula for calculating dividends to be paid. In one such case, the Staff was unable to concur with a company's view that a proposal calling for "a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends" was excludable. *Exxon Mobil Corporation* (March 19, 2007). As discussed above, the Proposal here does not discuss a general dividend policy, but instead would require the payment of a specific stock dividend and would reduce the amount of cash dividends currently paid by a specific amount. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(13) as relating to specific amounts of dividends.

II. Rule 14a-8(i)(7) – the Proposal may be omitted because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Under these standards, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it seeks to direct the Company to undertake a capital restructuring plan involving the creation of a sub-class of common stock in accordance with a formula designed to capture the value of the cash dividends paid to the holders of the Company's existing common stock.

While the Company acknowledges that the Staff has previously found that dividend matters do not involve "ordinary" business matters because such matters are extremely important to most security holders and involve significant economic and policy considerations (Securities Exchange Act Release No. 12999 (November 12, 1976)), the type of complex, micro-management called for by the Proposal falls squarely within the scope of what Rule 14a-8(i)(7) aims to prevent. The Proposal's call for the splitting of the Company's common shareholder base into two classes, one class of which would (i) continue to receive dividends, presumably at the discretion of the Board, and (ii) continue to have one vote per share, and one class of which would (i) have no rights to dividends and (ii) have an unexplained ability to increase in value due to the application of a formula described in the supporting statement, we believe "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Further, the decision to restructure the capital of the Company involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company, and would result in changes far more consequential than the level of stock or cash dividends payable by the Company. Indeed, the allocation of a company's capital is among the core management functions meant to be within the exclusive province of the board under corporate law. The decision to restructure the capital of the Company also requires specific detailed knowledge about the Company's financial forecasts and business plans information which is not generally available to shareholders. For these reasons, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) – the Proposal may be excluded because it is improper under state law and because it would cause the Company to violate state law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is improper under state law. Although proposals worded in a precatory manner are often deemed proper under state law, such proposals may be excluded under Rule 14a-8(i)(1) if the action they recommend is itself improper under state law. See, e.g., *Pennzoil Corporation* (March 22, 1993).

Similarly, a company may exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(2) "[i]f the proposal would, if implemented, cause the company to violate any state . . . law to which it is subject."

The Proposal asks the Company to issue and distribute a sub-class of common stock shares. We would interpret this as a request to the Company's board of directors. The Company is incorporated under the laws of the Commonwealth of Virginia, and as discussed in the opinion of McGuireWoods LLP attached hereto as Exhibit B, the board of directors does not have the authority to implement this Proposal.

Under Virginia law, an issuance of shares must be authorized by a company's board of directors. Va. Code Ann. § 13.1-643B. Additionally, a company may only issue shares that are authorized in its articles of incorporation. Va. Code Ann. § 13.1-640A. The articles of incorporation must set forth any classes of shares and series of shares within a class, as well as the terms, including the preferences, rights and limitations of each class or series. Va. Code Ann. § 13.1-638. The Company's articles of incorporation contain no provisions which would permit implementation of the Proposal. Therefore, implementing the Proposal would require an amendment to the Company's articles of incorporation in order to create this new "sub-class" of common shares (a term that is not defined in the Virginia Stock Corporation Act). But neither the board of directors nor the Company can effect such an amendment to the articles of incorporation. Such an amendment must be approved by the directors and then submitted to and approved by the shareholders. Va. Code Ann. § 13.1-707. [1]

Because Virginia law prohibits the Company or its board of directors from taking the action requested, the Proposal is improper under state law and may be excluded under Rule 14a-8(i)(1). For the same reason, the Proposal, if implemented as requested, would cause the Company to violate Virginia law and may therefore also be excluded under Rule 14a-8(i)(2).

IV. Rule 14a-8(i)(6) – the Proposal may be excluded because the Company would lack the authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Staff has previously permitted exclusion under this rule in instances where the proposal at issue would require the applicable company's board of directors to unilaterally amend the company's articles of incorporation in contravention of state law. See, e.g., *Northrop Grumman Corp* (March 10, 2008); *Boeing Co.* (February 19, 2008).

Here, the Company lacks the power and authority to implement the Proposal because the Proposal's call for action conflicts with the previously discussed requirement under Virginia law that the board of directors and shareholders approve the required amendment to the articles of incorporation. Accordingly, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(6).

---

[1] Certain routine amendments, each of which is inapplicable here, may be adopted by a corporation's board of directors without shareholder approval. Va. Code Ann. § 13.1-706.

V. Rule 14a-8(i)(3) – the Proposal may be omitted because it is vague and indefinite and otherwise materially false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9(a) prohibits statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading.

The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal is vague and indefinite because it is unclear what actions or measures the Company would need to take to implement it. The Proposal requests the Company issue and distribute a new type of equity to its shareholders, but provides at best conflicting information about how this distribution would be accomplished. The resolution language and supporting statement only hint at possible distribution methods, and, as explained below, these methods seem to be at odds with one another. The Proposal is also materially false and misleading because the supporting statement lists many benefits to this new equity structure that are a central aspect of the Proposal, without providing any evidence to support such claims.

<u>The Proposal is vague and indefinite because it is unclear what actions or measures the Company would need to take to implement it.</u>

As discussed above under Section I, the language of the resolution seems to be asking the Company to declare a stock dividend, with each common stock shareholder receiving a number of sub-class common stock shares equal to their common stock holdings. While not expressly stated in the resolution, a one-for-one stock dividend is the logical inference since it requests the Company issue a sub-class of common stock shares to be "distributed to existing common stock shareholders" and that the value of each share of sub-class common stock "will initially equal one common stock share."

However, according to the supporting statement, enacting the Proposal will "[e]nable a higher per share dividend percent [to be] paid to common stock shareholders without impacting total corporate cash flow." To be able to pay a higher dividend rate without impacting cash flow would require a reduction in the number of common shares outstanding. However, the stock dividend which the Proposal itself appears to contemplate would not result in such a reduction. Thus, the supporting statement and the Proposal are irreconcilably in conflict.

If Mr. Penzak's Proposal is not requesting a stock dividend, it is unclear how the distribution of this new form of equity would be accomplished. Even with the benefit of Mr. Penzak's white paper included with his submission package (which will not be available to shareholders since it is not a part of the Proposal or the supporting statement) the nature of the transaction being voted upon remains unclear. In the white paper Mr. Penzak describes three transactions which he calls "implementation alternatives." Each of these "implementation alternatives" is a fundamentally different transaction with significantly different consequences and outcomes affecting both the Company and its shareholders. If the Proposal were carried out, the chosen "implementation alternative" could likely be very different from what shareholders envisioned when they voted on the Proposal.

The Proposal is materially false and misleading because the supporting statement promises many benefits of this new equity structure without providing any evidence to support such claims.

The supporting statement asserts shareholders will receive several benefits from this new equity structure. However, it provides no evidence in support of these claims, and states such benefits will necessarily result should the Proposal be enacted. Many of these benefits are in fact uncertain, and therefore such statements about these benefits are materially false and misleading.

The supporting statement claims the Proposal's enactment would result in tax efficiencies that will attract long-term investors by "improving their expected after-tax returns without a commensurate increase in risk." However, it does not explain how these tax efficiencies will be accomplished. First, since the Proposal does not describe the specific transaction by which the Company will cause the sub-class common stock shares to be acquired by its common shareholders, the tax consequences of the transaction to shareholders remains unclear. Additionally, this tax efficiency assumes the increase in value of the sub-class of common stock shares that occurs when dividends are paid on common shares would be a non-taxable event. It does not explain how this is the case, and why the increase in value may not be viewed as a taxable stock dividend or some other sort of taxable issuance.

The supporting statement also claims that, due to this tax efficiency, tax sensitive investors "are willing to pay a premium for this new class of shares" and "arbitrage investors will force any premium pricing to increase the price of common stock shares as well." In an effort to establish that this Proposal benefits all shareholders, Mr. Penzak, using unqualified language, claims a valuation link between the existing common shares and the new sub-class of common stock. However, this connection is mere speculation.

Additionally, the supporting statement claims "this new sub-class of common stock shares will enable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow," a benefit that will appeal to shareholders more interested in regular dividend income than improving their after-tax returns. However, the decision to set dividend rates remains with the Company's board of directors and is not linked to enacting this Proposal. There is no guarantee enactment of this Proposal would lead to higher dividend rates on the common shares.

Conclusions

The Staff has found proposals to be excludable when they are too vague and indefinite. *Altera Corporation* (March 8, 2013) (excluding proposal as vague and indefinite because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Wendy's International, Inc.* (February 24, 2006) (excluded proposal did not state the duration of its requirements); *T. Rowe Price Group, Inc.* (January 15, 2003) (excluded proposal found to be vague and indefinite because it lacked specific information necessary for its implementation); *Tri-Continental Corporation* (March 14, 2000) (excluding proposal that due to vagueness would be subject to multiple interpretations). The Staff has also found proposals to be excludable that do not include information that is a central aspect of the proposal. *Chevron Corporation* (March 15, 2013) (excluded proposal that failed to provide any explanation about the substance of a key definition); see also *McKesson Corp.* (April 17, 2013) and *KeyCorp* (March 15, 2013)

The tax and value consequences purported to be achieved through implementation of the Proposal are central to its appeal to shareholders. The total lack of information to support these central aspects renders the Proposal materially false and misleading. Additionally, the Proposal is vague and indefinite because it is unclear what actions or measures the Company would need to take to implement it. Therefore, the shareholders are likely to be misled by including the Proposal in the Company's Proxy Materials, in violation of Rule 14a-9. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to one of the Commission's proxy rules.

VI. Rule 14a-8(i)(4) – the Proposal may be omitted because it is designed to result in a benefit to the Proponent, or to further the Proponent's personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal if the proposal "is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The policy underlying Rule 14a-8(i)(4) is to ensure that the shareholder proposal process is not "abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally." Exchange Act Release No. 34-20091 (August 16, 1983).

In the cover letter to the Company, Mr. Penzak explains that he has a patent on the transactions contemplated by the proposal. "In the spirit of full disclosure, I do own intellectual property related to this idea, but would license it to Dominion Resources on a royalty free basis." Even though he is offering to license his idea to the Company for free, including the Proposal in the Company's Proxy Materials will help publicize his idea and result in a personal benefit to Mr. Penzak not enjoyed by any other shareholder.

Additionally, in the supporting statement to his Proposal and other submission materials, Mr. Penzak makes it clear that he is seeking a benefit for only a specific subset of all shareholders with whom he shares a personal interest, namely the interest of long-term investors who seek improved after-tax returns over current income from dividends. But this only represents a certain subset of the Company's shareholders, as many investors instead seek regular income from their investments.

In his cover letter to the Company, Mr. Penzak says "I am unhappy with Dominion Resources' dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns. I am submitting a shareholder proposal to your company to improve my expected long-term results." The Proposal's supporting statement also lists the following as one of the benefits of enactment – "this new sub-class of common stock shares will attract long-term investors who do not have cash flow requirements by improving their expected after-tax returns without commensurate increase in risk." In his white paper, Mr. Penzak acknowledges this as a possible criticism of his proposed equity structure. Under the heading "Public Relations – Concern that this is intended to enrich only the wealthy," he concedes that "those in high income tax bracket [sic] benefit from this concept." While Mr. Penzak claims the concept is intended to benefit all shareholders, and states that "any increased valuation in the sub-class common stock shares will ultimately increase the valuation of the class of shares that receives the dividend," he never explains how this will work As described in Section V above, he does not explain how the value of the common shares will be linked to the value of the new sub-class class of common shares, calling into question his assertion that this new equity structure will assist all shareholders.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Mr. James Jason Penzak

Exhibit A
Correspondence

FISMA & OMB Memorandum M-07-16

October 15, 2013

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219



RECEIVED
NOV 7 2013
By

Regarding: Shareholder Proposal to Improve Shareholder Returns

To Whom It May Concern:

I have been a shareholder of Dominion Resources, Inc. since 10/31/2012 and will not sell any of my Dominion Resources shares through December 2014; I also plan to increase my holdings of your company over the coming years. Although I enjoy the benefits of having your company as a part of my portfolio, I am unhappy with Dominion Resources' dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns. I am submitting a shareholder proposal to your company to improve my expected long-term returns.

This is a brief summary of my proposal:

- Dominion Resources will issue another class of common stock that trades alongside the existing common shares but pays no dividends;
- As dividends are paid to existing common stock shares, the new class of common shares increases in value as a function of the foregone dividend;
- Excess cash earmarked for dividends but not spent on dividends can be used to increase dividend yields to existing common stock shares, for share buyback, or for other corporate purposes;
- Investors of this new class of common shares pay no dividend taxes thereby increasing long-term after-tax returns with no incremental risk;
- Investors would be willing to pay a premium for this new class of stock shares similar to how investors pay a premium for municipal bonds versus corporate bonds; and
- Investors willing to pay a premium for this new class of common shares will indirectly increase the value existing common shares, thereby benefiting investors who are not tax sensitive.

Unlike many other shareholder proposals, this proposal is intended to directly benefit all shareholders and provide management additional flexibility to manage cash. As it is my intention to garner the support of management, the proposal can be adjusted – e.g., my proposal creates one additional share for each existing common stock share – that ratio can be increased or decreased if necessary.

In the spirit of full disclosure, I do own intellectual property related this idea, but would license it to Dominion Resources on a royalty free basis. I look forward to your feedback and willingness to support this proposal.

Sincerely,

James Penzak

Enclosures (3)

1. Shareholder proposal
2. Screenshot of my brokerage account (showing when my Dominion Resources holdings were purchased)
3. White paper describing the proposal

Dominion Resources Shareholder Proposal – Create Sub-Class Common Stock Shares

Resolved:

That the shareholders of Dominion Resources, Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

Supporting Statement:

As dividends are paid, the number of common stock shares that equals a new sub-class of stock share will be updated as a function of the dividend yield paid to the common stock shareholders on a compounded basis. This ensures that value or voting rights are not inappropriately transferred between the existing class of common stock shares and the new sub-class of common stock shares.

For example, when a 2% dividend is paid to common stock shareholders, each new sub-class share will then be equal to 1.02 common stock shares.

$$1.02=1.00*(1/(1-2\%))$$

If a 3% dividend is then paid to common stock shareholders, each new sub-class share would then be equal to 1.05 common stock shares.

$$1.05=1.02*(1/(1-3\%))$$

And so forth...

After the creation of this sub-class of common stock shares, as dividends will be paid on only a portion of the outstanding equivalent common stock shares, the Company will have additional flexibility in managing cash available for dividends.

All stakeholders benefit from the creation of this sub-class. This new sub-class of common stock shares will:

1) Enable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow; often, high dividends are associated with companies that may be unable to maintain long-term dividend payments, but in this case an increased dividend percent does not signal unsustainability;
2) Attract long-term investors who do not have cash flow requirements by improving their expected after-tax returns without a commensurate increase in risk;
3) Positively affect the market cap value – investors will be willing to pay a premium for this new class of stock shares similar to how municipal bonds are priced at a premium to comparably rated corporate bonds; long-term investors would be willing to pay a 10% - 20% premium because of its tax efficiency;
4) Directly benefit existing common stock shareholders who pay little or no taxes – as tax-sensitive investors are willing to pay a premium for this new class of shares, arbitrage investors will force any premium pricing to increase the price of common stock shares as well;
5) Entitle shareholders to votes based proportionally on invested capital; and
6) Represent the true long-term performance to shareholders and should be used as the basis for management compensation.


RECEIVED
NOV 7 2013
By


RECEIVED
NOV 7 2013
By

TD Ameritrade

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Realized Gain/Loss Unrealized Gain/Loss Unsettled Closed Positions Expand All Edit your GainsKeeper cost basis

Long positions | Totals: Adj cost Mkt value Adj gain ($) Adj gain (%) 100.20

Security	Qty	Open date	Adj cost per share	Adj cost	Wash sale adj	Last	Mkt value	Adj gain ($)	Adj gain (%)	Term
DOMINION RESOURCES INC	100	10/31/12	52.2482	5,224.82	--	61.67	6,167.00	942.18	18.03	Short-term


RECEIVED
NOV 7 2013
By

A NEW CLASS AMONG THE COMMON

James Jason Penzak

OVERVIEW

Investors can be placed into two categories: those who prefer to receive dividends and those who do not. Proponents of dividends claim that they are a sign of corporate health and provide shareholders with a relatively stable form of cash flow. Opponents of dividends claim that they are inefficient and force investors to incur reinvestment costs.

Management is forced to balance the tradeoff between paying and not paying dividends in order to appeal to the broadest investor base possible. In a day of increasing market efficiency and tailor-made investments, there is no reason that the investment needs of both types of investors cannot be met.

This paper introduces a concept of how companies can satisfy both groups of investors in an efficient manner. The concept creates an additional class of common stock, which is a sub-class of existing common stock. This sub-class will be traded alongside common stock shares of the same company, but with a different ticker symbol. The concept is specifically intended for companies that would like to maintain or increase the dividend yield to investors who desire high cash returns while not penalizing shareholders who desire no dividends. The sub-class shares are similar to common stock shares, but instead of receiving dividends, the amount of money that the company would normally set aside to pay dividends to these shareholders can be used to either buy back shares or increase the dividend yield to common stock shareholders.

The creation of the sub-class common shares also enables the issuing company to more easily manage its dividend payments to maintain a higher dividend yield even when available cash is reduced. If a company has excess cash, management compensation will no longer be incented to retain those funds and will be more likely to pay special one-time dividends because the value of those payments will always be retained in the value of the sub-class common stock shares.

Moreover, the tax efficiencies released by the sub-class common stock shares is significant and easily quantifiable. Similar to how tax-efficient municipal bonds are priced at a comparative premium relative to tax-inefficient corporate bonds, for a given level of risk tax sensitive investors will be willing to pay a premium for sub-class common stock shares relative to common stock shares.

Although the implementation of this concept incorporates elements that already exist in the marketplace, a sub-class of common stock shares enables the company to enhance dividend payments to common stock shareholders. Consequently, implementation of this concept would likely release value not previously available and increase the market cap of the issuing company, thus benefiting all shareholders.

KEY TOPICS:

CREATION OF A NEW CLASS OF STOCK SHARES

What are Sub-Class Common Stock Shares?

Conceptually, sub-class common shares are the same as common stock shares except no dividends are paid to the shareholders of sub-class common shares. At the time the company pays dividends to common stock shareholders, the dividend that would have been used to pay sub-class common shareholders will instead be used to fund higher dividend payments to common stock shareholders or share buyback. The relationship between sub-class common shares and common shares is the key facet that enables this concept to work.

The relationship between sub-class common shares and regular common shares can be described numerically through something that will be labeled as a 'multiplier value'. The multiplier value describes how many common stock shares equals one sub-class common stock share. The multiplier value is also subject to updates based upon dividends paid to the common stock shareholder.

For example, if a sub-class common share is initially equal to one common stock share, the shares of both classes are the same and the multiplier value would be 1.000. This would also imply that each sub-class common stock share would be entitled to the same level of voting and the same entitlement to earnings as each common stock share. However, as sub-class common stock shares do not receive dividends (an assumption used for describing the basic concept but not a requirement for sub-class common stock shares), sub-class common stock shareholders need to be compensated when dividends are paid to common stock shareholders. This compensation comes in the form of an increased multiplier value.

Example of Implementation

To explain this concept, simplified assumptions will be used; later these assumptions will be relaxed. For illustrative purposes, assume that the company that will be offering sub-class common stock shares has 400 million common stock shares outstanding and each share trades at a market value of $10 per share. This would result in a market capital value of $4 billion as shown in Exhibit #1.

Exhibit #1 - Before the Issuance of the Sub-Class of Common Stock Shares

	Common Stock Shares	Sub-Class of Common Stock Shares	Total
Number of Shares Outstanding (Mils)	400	-	400
Price of Individual Share	$ 10.00	$ -	N/A
Total Market Capital Value (Mils)	$ 4,000	$ -	$ 4,000

Next, assume that the company converts one out of every four common stock shares into sub-class common stock shares. After this conversion, for every four common stock shares owned by existing shareholders, the shareholder would then hold three common stock shares and one sub-class common stock share. The sub-class common stock shares would trade with a different ticker symbol than that of the common stock shares. Assume that the multiplier value is arbitrarily set by the company at 1.000, which would mean each sub-class common stock share is exactly equal to one common stock share. (The multiplier value could have arbitrarily been set to be another value if a certain pricing level is desired by the company.) Right after the conversion, the common stock shares and sub-class common stock shares would continue to trade at the same prevailing price as shown in Exhibit #2.

Exhibit #2 - After the Issuance of the Sub-Class of Common Stock Shares

	Common Stock Shares	Sub-Class of Common Stock Shares	Total
Number of Shares Outstanding (Mils)	300	100	400
Price of Individual Share	$ 10.00	$ 10.00	N/A
Total Market Capital Value (Mils)	$ 3,000	$ 1,000	$ 4,000
Multiplier Value	N/A	1.000	N/A

Consider a small investor who originally owned 100 common stock shares at $10 per share ($1,000 investment), after the issuance of this new class, this small investor would then own 75 common stock shares at $10 per share ($750 investment) plus 25 sub-class common stock shares at $10 per share ($250 investment) – total investment in the company is still $1,000.

Next, assume that the company has $60 million available for dividends. Prior to the issuance of sub-class common stock shares, this would have resulted in a dividend yield of 1.5% ($60m/$4,000m), but because the $60 million is now being paid over fewer shares, the dividend yield has increased to 2.0% ($60m/$3,000m) -- based on the prevailing market price of $10 per share, a 2.0% dividend yield is paid ($0.20 per share), which is a 33% increase in per share dividend payments. As the sub-class common stock shares do not receive any dividends, the multiplier value needs to increase as a function of the foregone dividend. After the date of record, each sub-class common stock share would be worth 1.020 common stock shares.

= Previous Multiplier Value x (1 / (1 - Dividend Percent))
= 1.000 x (1 / (1 - 2%))
= 1.020

The multiplier value increases in a similar way as if common stock shareholders were able to reinvest dividend proceeds back into additional common stock shares as shown in Exhibit #3. To the extent that markets are efficient, the price of sub-class common stock shares

Exhibit #3 - After Common Stock Shareholders Receive 2% Dividend

	Common Stock Shares	Sub-Class of Common Stock Shares	Total
Number of Shares Outstanding (Mils)	300	100	400
Price of Individual Share	$ 9.80	$ 10.00	N/A
Total Market Capital Value (Mils)	$ 2,940	$ 1,000	$ 3,940
Multiplier Value	N/A	1.020	N/A
Per Share Dividend Payment (2%)	$ 0.20	$ -	N/A
Dividend Payment (Mils)	$ 60	$ -	$ 60

will be about 102% of the common stock shares. Each sub-class common stock share would also have 1.020 votes relative to each common stock share vote.

To illustrate the compounding effect of the foregone dividend, if the company then decides to pay a 3% dividend to common stock shareholders, or $88 million ($0.29 per share), the multiplier value would need to be updated again. Assume that all other factors remain constant. After the date of record, each sub-class common stock share would be worth 1.052 common stock shares as shown in Exhibit #4. This is the compounded effect of the prior multiplier value times the updated multiplier value.

Exhibit #4 - After Common Stock Shareholders Receive 3% Dividend

	Common Stock Shares	Sub-Class of Common Stock Shares	Total
Number of Shares Outstanding (Mils)	300	100	400
Price of Individual Share	$ 9.51	$ 10.00	N/A
Total Market Capital Value (Mils)	$ 2,852	$ 1,000	$ 3,852
Multiplier Value	N/A	1.052	N/A
Per Share Dividend Payment (3%)	$ 0.29	$ -	N/A
Dividend Payment (Mils)	$ 88	$ -	$ 88

= Previous Multiplier Value x (1 / (1 - Dividend Percent))
= 1.020 x (1 / (1 - 3%))
= 1.052

With an updated multiplier value, the appropriate relationship between the sub-class common stock shares and common stock shares continues to be maintained. Again, because the sub-class common stock shareholders have not received any dividends, they are being rewarded by a higher and higher multiplier value. The marketplace will ultimately set the price of sub-class common stock shares, so it is conceivable that due to liquidity and volume differences of each respective class, the pricing may deviate slightly at times. Arbitrage investors would not likely allow a significant pricing difference to exist. To the extent that the market price of common stock shares moves, so too will the sub-class common stock shares. If the value of common stock shares increases to $11.00 per share, then the value of sub-class common stock shares should have a value of $11.57, or 5.2% more than common stock shares as shown in Exhibit #5. At this point, each sub-class common stock share would also have 1.052 votes relative to each common stock share vote. As long as dividends get paid, the multiplier value will require continuous updating.

Exhibit #5 - After Price of Common Stock Increases

	Common Stock Shares	Sub-Class of Common Stock Shares	Total
Number of Shares Outstanding (Mils)	300	100	400
Price of Individual Share	$ 11.00	$ 11.57	N/A
Total Market Capital Value (Mils)	$ 3,300	$ 1,157	$ 4,457
Multiplier Value	N/A	1.052	N/A

If the sub-class common stock shares were to be converted back into common stock shares, then the resulting number of common stock shares would be as if a shareholder of common stock shares was able to efficiently reinvest all dividends back into additional common stock shares. The problem with reinvesting dividends back into common stock shares, particularly for small investors, is that it is not an efficient activity because of transaction costs, inability to buy partial shares and lag in timing before dividends are received, which is why this concept is advantageous over a DRIP-like investment strategy.

An added benefit of the multiplier value is that it closely links sub-class common stock shares with common stock shares. If investors highly demand either class of shares and bid up its respective price, that demand will naturally buoy the other class of shares, thereby benefiting all shareholders – arbitrage investors would likely ensure that this occurs almost instantly.

By increasing the per share dividend payments as a result of issuing sub-class common stock shares, the company is not signaling to the marketplace corporate distress. Moreover, as some mutual funds and ETF's have minimum dividend percent yield mandates, by increasing the common stock share dividend amount, new investors will be attracted to owning the company putting upward pressure on the market value of the company.

Implementation Alternatives

Converting Common Stock Shares to Sub-Class Common Stock Shares

Instead of issuing sub-class common stock shares by converting a portion of existing common stock shares into sub-class common stock shares, a company may decide to offer sub-class common stock shares by targeting investors who have a strong desire to hold this type of asset. For example, the company could sell sub-class common stock shares on the open market at the same time that it buys back regular common stock shares. This would be a cash neutral transaction for the company and enable shareholders to self-select what type of asset they want to hold. As existing investors trade common stock shares for sub-class common stock shares, this may create transaction costs.

Another alternative which could alleviate transaction costs of issuing sub-class common stock shares could be to offer one sub-class common stock share for every one common stock shares to existing common stock shareholders. One advantage of this strategy is that it does not create odd lot sizes for small investors. By doubling the number of shares outstanding, liquidity will be maintained. Also, depending upon multiplier value initially established, the initial starting price of both sub-class common stock shares and common stock shares could be the same, which would simplify initial pricing and acceptance by the marketplace.

Setting the Initial Multiplier Value

Setting the initial multiplier value will send a message to the marketplace. For example, if the common stock share is trading at a price of $100 per share and the company wanted trading volumes to be relatively high, then the initial multiplier value could be set at 0.100, which would imply a trading price of sub-class common stock shares of $10 per share. If the company was less concerned about trading volumes and wanted to give the appearance that the sub-class common stock shares is a premium investment product, then an initial multiplier value of 10.000 might be appropriate, which would imply a trading price of sub-class common stock shares of $1,000 per share.

EFFECTS OF TAX EFFICIENCY

Rationalized Demand Sub-Class Common Stock Shares

To determine the level of demand for tax efficient investment vehicles in the US, it is important to first understand who the predominant owners of the US stock market are. "In terms of types of financial wealth, the top one percent of households has 35% of all privately held stock, 64.4% of financial securities, and 62.4% of business equity. The top ten percent have 81% to 94% of stocks, bonds, trust funds, and business equity, and almost 80% of non-home real estate. Since financial wealth is what counts as far as the control of income-producing assets, we can say that just 10% of the people own the United States of America."[1]

Next, by looking at the bond market, we get an idea of the appetite that the marketplace might have for tax efficient investments. According to Securities Industries and Financial Markets Association (SIFMA), the municipal bond market in 2010 was $3.8 trillion and the corporate bond market was $8.0 trillion[2] - meaning the bond market is structurally 1/3rd municipal bonds and 2/3rds corporate bonds. Based on the yield spreads between municipal bonds and corporate bonds, the market is able to incorporate tax efficiency into the pricing of municipal bonds. One could infer that the marketplace's capacity to absorb tax efficient vehicles outside of a tax preferred or retirement account is based on this ratio. For example, by comparing the yields of AAA rated 10-year municipal and corporate bonds, we can see that the corporate bonds have yields that are priced at a 32% premium – implying that an investor with a 24% marginal tax rate would be indifferent between owning municipal and corporate bonds.[3] (Appendix 2 lists yields for different terms and ratings.) If the top 10% wage earners are book-ended with an average annual wage of $145,000[4] (with a marginal tax rate of 25%) then it becomes evident that investors from the top 10% of wage earners are the same owners of municipal bonds. As the top 10% of wage earners are the primary owners of the stock market, anecdotally one could infer that these investors would bid up the prices of sub-class common stock shares such that an investor in the 24% marginal tax rate would be indifferent.

Over the short-run, if there are a relatively few number of companies that offer sub-class common stock shares, those companies that do so may experience a high level of demand for this type of asset. Over the long-run using the yield differential between muni and corporate bonds, combined with marginal income tax rates and knowledge that the stock market is owned by the top 10% of wage earners, we can infer that the marketplace would price sub-class common stock shares based upon the top marginal tax rates if the issuing companies are structured 1/3rd sub-class common stock shares to 2/3rds common stock shares.

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[1]Domhoff,, G. William; Wealth, Income, and Power;http://www2.ucsc.edu/whorulesamerica/power/wealth.html (published 2005 - updated February 2013); page 4
[2]Securities Industry and Financial Markets Association, http://www.sifma.org/research/, Statistics and Data
[3]http://finance.yahoo.com/bonds/composite_bond_rates, Municipal Bond and Corporate Bond tables as of 3/22/2013
[4]http://www.census.gov/hhes/www/cpstables/032012/hhinc/toc.htm, Table HINC-06. Income Distribution to $250,000 or More for Households: 2011

Liquidity Effect on Share Prices

Because the new class of sub-class common stock shares is tethered to the existing class of dividend paying stock via the multiplier value, the price of the sub-class common stock share should be the price of the dividend paying stock times the multiplier value.

$$(\text{Price}^{\text{Sub-ClassCommonStock}} = \text{Price}^{\text{DividendStock}} \times \text{Multiplier Value})$$

This should hold true in many market conditions when there is sufficient volume being traded. However, if at that price either supply or demand for the sub-class common stock shares is not in equilibrium, then it is possible that the above equation will not hold true. In this case, the price of the sub-class common stock could temporarily diverge such that the market clears; this temporary event is not particularly troublesome because and markets are acting rationally. With the advent of algorithmic trading representing 70% of all trades[5] and sophisticated arbitrage investors, a pricing disconnect would only last a few moments.

By examining the relationship between Berkshire Hathaway class A and class B shares, we observe that even with very thinly traded volumes on their class A shares (average of 600 units traded daily)[6], market valuations remain efficient. Occasionally Berkshire Hathaway's class B shares trade at a discount, but that is because class B shares have a different conversion ratio for equity exposure (1/1,500th) versus votes (1/10,000th). What is more revealing is that "class B can never sell for anything more than a tiny fraction above 1/1,500th of the price of [class] A. When it rises above 1/1,500th, arbitrage takes place in which someone — perhaps the NYSE specialist— buys the A and converts it into B."[7] This suggests that the marketplace is very efficient in making sure that the above equation holds true. Most companies will have significantly higher daily trading volume than Berkshire Hathaway class A shares, so even if a 1/3rd of a given company's capital structure was reclassified as sub-class common stock shares, trading volumes would be significantly higher and would not likely result in any material premium or discount situations. Similarly, one can infer that the price of sub-class common stock shares and common stock shares will not result in any significant liquidity or pricing anomalies -- arbitrage investors would ensure this to be true.

Furthermore, it is likely that the marketplace would put pressure on the dividend paying stocks to increase prices. In this case, the multiplier value tether holding sub-class common stock shares to dividend paying shares would put upward pressure on prices of dividend paying stock. Thus, the sub-class common stock shares could be the driving force behind an increase in valuation of the dividend paying shares similar to how class B shares of Berkshire Hathaway have been shown to affect the price of class A shares.[8]

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[5] Bailey, Andrew; Equity Trading: Going Broke in Stocks: Special Report - International Banking; The Economist; May 11th 2013; page 9

[6] http://money.cnn.com/quote/quote.html?symb=BRKA

[7] Buffett, Warren; Comparative Rights and Relative prices of Berkshire Class A and Class B Stock; January 20th, 2010

[8] Elmerraji, Jonas; Why BRK.B Trading Will Push Class A Shares Higher; http://www.rhinostocks.com/2010/01/why-brk-b-trading-will-push-class-a-shares-higher/

Lastly, although funds not paid as dividends would be generally used for repurchasing sub-class common stock shares, a company would have the flexibility to repurchase dividend paying shares as well. From the shareholder's perspective, it will not matter which class of shares are repurchased. This will present the company with an opportunity to continuously purchase shares of either class that may be trading at a relative discount to the other class – this flexibility would enable the company to eliminate liquidity issues as they arise. This will add to overall liquidity and efficiency of trading the company's shares.

Protection of Dividend Payments

By cleaving off a block of equity, say 33% of the capital structure that does not receive dividends, a company would be better able to manage future dividend payments to investors who wish to receive dividends. For example, if a company plans to make $1 billion of dividends available in 2013 and every year thereafter, the company would only need to pay $667 million directly to shareholders while using the other $333 million to repurchase stock. In years when the business cycle requires that the company spend a higher amount of cash to support business activities, the company could lower the funds available for dividends from $1 billion to $667 million and still be able to pay dividends to shareholders of dividend paying shares and forego any share repurchases that year – neither class of shareholders would be disadvantaged. Alternatively, the company could increase aggregate dividend payouts to shareholders who own dividend paying shares from $667 million to $777 million (increasing per share dividends by 16%), forego any share repurchasing activities, and still reduce overall cash outlays by $223 million. Therefore, in times when cash available for dividends is reduced, the company would not only be able to maintain its payout on a per share basis, but also increase the amount.

Impact on Taxes

Assuming that a company makes $1 billion of funds available for dividend payment in 2013, if the company converted 33% of its equity to sub-class common stock shares, then $333 million could be used to repurchase shares. If the $333 million had been paid as dividends to the owners of sub-class common stock shares, then those investors would have paid $80 million in taxes, assuming that these are all high income long-term investors (20% capital gains tax rate + 3.8% Medicare tax on investment) and have owned the company for at least one year. Therefore, investors would be able to indefinitely defer paying $80 million in taxes. If those long-term investors instead sold their shares after 15 years, the present value of those future taxes yet to be paid on foregone dividends would be reduced by $61 million (assuming a 10% annual discount rate) to $19 million.

$$\$19m=\$80m / ((1+10\%)^{15})$$

This release of value represents only one year of deferred tax payment, which would be compounded in future years as more dividends are foregone. Assuming that the Dividend Discount Model is used to value the company's shares, for long-term investors who are indifferent between receiving dividends and not receiving dividends, as long as the after-tax returns are the same investors would be willing to pay approximately 19% premium for sub-class common stock shares. Other valuation techniques reveal similar premium values.

$$19\% = ((\$333m - \$19m) - (\$333m - \$80m)) / (\$333m - \$19m)$$

Ironically, only a relatively small number of tax-sensitive investors who trade in the market on any given day are required to positively impact the valuation of this sub-class; non-tax-sensitive investors already holding the sub-class would enjoy any premium pricing effect caused by these tax-sensitive investors.

ALTERNATIVE TYPES OF SUB-CLASS COMMON STOCK SHARES

Sub-class common stock shares have been initially defined as common stock shares that do not receive any dividend. However, this concept is broad enough that the dividend amount does not have to be zero, but simply different from the dividend amount paid to the common stock shareholders. As long as the multiplier value is updated accordingly, the multiplier value will continue to numerically explain the relationship between a sub-class common stock share and a regular common stock share. In the zero dividend scenario, the multiplier value increases as a function of the dividend payment to the common stock shareholder. However, if dividends are paid to sub-class common stock share, then the multiplier value would need to decrease. Accordingly, the formula for adjusting the multiplier value needs to be modified such that the multiplier value can decrease by an appropriate amount.

To illustrate this point, let's assume that a company may choose to target investors, such as retirees who will require a stream of cash in 15 years. The company could state that sub-class common stock shares will not receive dividends for the next 15 years. In year 16, the company will start paying a percentage or fixed amount, say $5 per year. From the investor's perspective, for only a $25 stock price today, when they retire they will likely get a $5 annual cash flow stream adjusted in the following years for inflation -- that is equivalent to a 20% annual return in the form of cash.

During the following 15-year time period, sub-class common stock shares will increase in value – foregone dividends will increase the sub-class common stock shares multiplier value. With a common stock shares dividend percent of 3% per year for 15 years, at the end of year 15, the multiplier value of sub-class common stock shares would be a compounded value of 1.5790 = (1 / (1 - 3%)) ^ 15. After year 15, assume the price of common stock shares is a split-adjusted $100 per share – this would mean sub-class common stock shares would be worth about $157.90 per share (assuming markets are acting rationally – but if the markets are irrational, this would not have an impact on the concept).

In year 16, the company pays the $5 per share dividend at the same time it still pays the $3 dividend (3%) to common stock shareholders. Based on this dividend payment, the sub-class common stock shares multiplier would decrease from 1.5790 to 1.5763. The aforementioned formula needs to be updated slightly as follows:

= Previous Multiplier Value + Previous Multiplier Value * (Common Stock Share Dividend / Value of Common stock share – Common Stock Share Dividend) – Sub-Class Common Stock Share Dividend / (Value of Common stock share – Common Stock Share Dividend)

= 1.5790 + 1.5790 x $3 / ($100 - $3) - $5 / ($100 - $3)

= 1.5763

This new class would be very attractive to people in their early 50's who plan to retire in their mid-60's and are looking for a relatively stable stream of cash starting at some point in the future without locking into a fixed income instrument. Moreover, because the stream of cash is linked to equity, the sub-class common stock shares have a better chance of providing cash flows further into the future than simple fixed income instruments. With people living longer, having a portion of one's retirement assets in this type of investment vehicle would help to ensure retirees have funds through their lifetime. From the company's perspective, it will be almost indifferent from a cash flow pèrspective because if the company had used the dividend funds to buy back the sub-class common stock shares over the 15-year period, then the $5 payment to the sub-class common stock shareholders 3.16% = $5 / ($100 x 1.5790) represent the approximate 3.00% = $3 / $100 payment being made to the common stock shareholders – this is because the sub-class common stock share multiplier value represents the theoretical value of the reduced number of common stock shares in the marketplace.

Some detractors will say that because the dividend payment is at the discretion of the company and linked to the overall equity performance of the company, then it provides too much volatility to their cash flow stream and the $5 per share pledge is not credible. This is a valid point, but if the investor has a diversified portfolio of this type of asset, risk can be mitigated. Moreover, we have seen in the past few years fixed income instruments experiencing a high level of volatility in returns (in particular many companies going bankrupt and the trampling of bond-holder rights – i.e., GM and Chrysler's senior bondholder's rights were subordinated by the US government and bond holders lost more value than their respective credit ratings would have suggested). Also, fixed income instruments generally do not hold up as well in extended periods of inflation. As such, it is arguable that fixed income has a disproportionate amount of downside risk considering the limited upside potential.

Other implementation strategies could include: 1) sub-class common stock shares that have dividend payments which increase at the rate of inflation, 2) have increases that are stair-stepped at a predetermined level, 3) can be converted back into common stock shares at a specific point in time, or 4) have a higher dividend yield than common stock shares. Quite simply, almost any dividend payment pattern is possible as long as the multiplier value is updated appropriately.

MANAGEMENT COMPENSATION

Sub-class common stock shares are arguably a better basis for management compensation. Because sub-class captures aggregate returns to shareholders over time, they represent a better basis for pricing stock options and other stock based compensation. Generically speaking, if a company's long-term annual return is about 10% (2.5% annual dividend payout and 7.5% annual capital appreciation), options based on sub-class common stock shares will increase in value about 33% faster (2.5% / 7.5%) than if the options are based on common stock shares.

For example, let's look at a company that has 60 million outstanding stock options offered and a current common stock share trading price of $45 and an average annual return of about 10%. If the amount of time before stock options are exercised is five years and the capital appreciation is an average annual rate of 7.0%, the common stock share price would increase from $45.00 per share to $64.60 per share. Over the same duration of time, because the sub-class common stock shares would have captured the value of the foregone 3.0% dividend payments on a compounded basis in the multiplier value, the price of each sub-class common stock share would have increase from $45.00 to $73.17 per share. Options based on common stock shares would have a profit of $19.60 per share versus $28.17 for options based on sub-class common stock shares. The options of sub-class common stock shares will have a value of about 44% = (1 - $28.17/ $19.60) greater than if based on regular common stock shares. In aggregate, by basing those options on sub-class common stock shares, overall compensation will increase by about $514 million as shown in Exhibit #6.

Exhibit #6 - Stock Option Valuation Comparision – Common Stock Share vs Sub-Class Common Stock Share

		Common Stock Shares		Sub-Class Common Stock Shares
Number of Stock Options Granted to Management (Mils)		60.0		60.0
Average Strike Price of Stock Option (Per Share)	$	45.00	$	45.00
Annual Capital Appreciation (%)		7.00		7.00
Annual Dividend Yield Percent Incorporated in the Multiplier Value (%)		-		3.00
Exercise Price of Option after 5 Years (Per Share)	$	64.60	$	73.17
Average profit per exercised stock option	$	19.60	$	28.17
Sub-Class Common Stock Share Multiplier Value		N/A		1.1326
Compensation After Five Years Before Exercising Options (Mils)	**$**	**1,176.2**	**$**	**1,690.0**
Sub-Class Common Stock Share vs Common Stock Share - Incremental Compensation (Mils)			**$**	**513.8**

Moreover, because options based on sub-class common stock shares increase in value at a relatively fast pace when compared with regular common stock shares, management may be encouraged to delay the exercising of stock options until just prior to expiration, thus further aligning management with shareholder interests and increasing the expected benefit of sub-class common stock shares.

The issuance of sub-class common stock shares that receive no dividends could have the effect of increasing total cash paid as dividends. In general, management of companies may choose to hold excess amounts of cash in lieu of paying it as dividends because options granted to management decrease in value from dividends. Once sub-class common stock shares are issued and become the basis for options, management will no longer be incented to retain unnecessary cash. Any elevated dividend payments to shareholders would be captured in the updated multiplier value. Therefore, the issuance of sub-class common stock shares would encourage higher allocations to dividends which would also contribute to increasing the per share dividend yield.

SUMMARY

The concept of the sub-class common stock shares introduced in this paper is simple. As dividends are paid to common stock shareholders and not to sub-class common stock shareholders, the multiplier value increases capturing the value of the foregone dividend. As the multiplier value numerically describes the relationship between sub-class common stock shares and common stock shares, shareholders of either class are not disadvantaged.

Sub-class common stock shares can be an efficient form of assets for investors who do not want to receive dividends. The tax benefits released are significant and will create positive upward value pressure on the company similar to how municipal bonds are priced a premium versus corporate bonds. Moreover, the issuance of sub-class common stock shares enables greater dividends to be paid to the shareholders of common stock shares. Issuing sub-class common stock shares will provide an investment vehicle not currently available in the marketplace and attract additional investors, thereby increasing demand for owning the company.

Depending upon how sub-class common stock shares are implemented, the company could have additional flexibility to manage per unit dividend payments, stock buybacks and cash conservation.

The concept involving sub-class common stock shares is also flexible enough to be employed with a dividend payment stream that is different from common stock shares. As long as the multiplier value is updated, value is not inappropriately transferred between sub-class common stock shares and common stock shares.

If sub-class common stock shares are established with a zero dividend payment mandate, sub-class common stock shares could represent the true long-term performance of the company and thus serve as a better basis for various forms of management compensation.

APPENDIX 1

Sub-Class Common Stock Share Based Derivatives

There is no reason that derivatives will not be developed based upon sub-class common stock shares. The marketplace should have very little difficulty incorporating this new information into the pricing of calls and puts. If options are based on sub-class common stock shares, which receive no dividends, then those options will trade at premium relative to options based on common stock shares that receive dividends, ceteris paribus, releasing value to additional stakeholders.

Concentration of Votes

There may be concern that over time, voting rights will get concentrated into the hands of the sub-class common stock shareholders. This should not be a concern for several reasons.

1. The increased voting rights are directly aligned to the amount of invested capital, unlike super voting shares of other companies where this votes are not aligned to invested capital.
2. The company could use funds previously earmarked for dividends to buyback sub-class common stock share.
3. The company could issue relatively few sub-class common stock shares.
4. Initially set each sub-class common stock share to be equivalent to only a fraction of the common stock shares. In the original example, one sub-class common stock share equaled 1.000 common stock share, but that value could just as easily have been set at 0.050 common stock shares.
5. The company could periodically convert sub-class common stock shares into common stock shares through direct buying and selling (a cash neutral transaction).

Impact on Cash Management

US companies have been building large cash reserves since the 2008 recession. Those cash reserves are factored into the market price of each respective company. To the extent that management compensation is tied to the common stock share price, management may be hesitant to release the cash in the form of higher dividends. Sub-class common stock shares solves this issue as its value is tied to aggregate shareholder returns and thereby encourage companies to bring their cash levels to a more efficient level.

Dual Sub-Class Common Stock Shares

In some instances a company may choose to establish a sub-class common stock shares that has two relationships instead of one; this would result in two multiplier values. Said differently, sub-class common stock shares could have a first multiplier value that is used to describe the relationship with common stock share. The sub-class common stock shares could also have a second multiplier value that is used to describe the relationship with another class of shares, such as a preferred stock share class.

For example, assume that a company has common stock shares that trade at a price of $10 per share and preferred stock shares that trade at a price of $8 per share. If sub-class common stock shares have a first multiplier value of 1.000 and a second multiplier value of 1.500, the expected value of each dual sub-class common stock share would be $22 = (1.000 x $10 + 1.500 x $8). If preferred shares are non-voting shares, then sub-class common stock shares would only have 1.000 vote (1.000 x 1 + 1.500 x 0). If the preferred shares were entitled to 1 vote as well, then each sub-class common stock share would have 2.500 votes (1.000 x 1 + 1.500 x 1). Again, as long as the multiplier values are updated for dividends paid, then no value is inappropriately transferred between classes of stock shares. The calculations required to support the continuous updating of the first and second multiplier values are relatively complex and will not be explained in this paper.

Target Dividend Yield Strategy

Companies normally declare a nominal dividend amount to be paid on a per share basis. With the implementation of sub-class common stock shares, to a degree companies will have the flexibility to communicate a common stock shares dividend yield percent instead. This may be desirable to companies because it could enable the dividend yield to be sufficiently high to qualify for investment strategies with minimum dividend yield percent mandates. For example, if a company wants an annual dividend yield percent of 2.0% but can't predict the price of the stock on the date of record, sub-class common stock shares would enable the company to meet that target percent regardless of the price of common stock shares.

To hold the common stock shares dividend yield percent constant is relatively straight-forward. For example, assume that a company has $100 million available for dividends - $50 million to be paid to common stock shareholders and $50 million for sub-class common stock share buybacks. Also assume that the expectation on the date of record is that common stock shares will be trading about $50 per share and the company wants the dividend yield percent to be 2.0%, or $1.00 per share. If the closing price on the date of record increases to $55 per share, to keep the 2.0% targeted dividend yield percent constant, the company would increase the per share amount to $1.10. The excess funds required for this higher per share payout to common stock shareholders can be taken from the amount allocated to purchase the sub-class common stock shares. Conversely, if the closing price is $45 per share, the company would pay $0.90 per common stock shares and the excess funds could be used to purchase additional sub-class common stock shares. Either way, the company is cash neutral and no unintended value has been transferred between the classes of shareholders. A company that consistently pays a targeted dividend yield percent has the potential of offering the marketplace another form of stability and predictability that doesn't currently exist. Also, a company employing this strategy would need to maintain a certain level of flexibility in adjusting the target dividend yield percent in the event that the common stock shares price increases significantly over a short period of time.

Static versus Dynamic Multiplier Values

Berkshire Hathaway has what can be considered as two types of common stock shares. The concept in this paper is different because value and voting rights are related based upon one multiplier value and not two; Berkshire Hathaway Class B shares trade at 1/1,500th the value of Class A but only have 1/10,000th the votes of Class A shares. More importantly, in Berkshire Hathaway's case, these two multiplier values are static. The sub-class concept described herein is dynamic in nature because the single multiplier value is subject to constant updates, on a quarterly basis in many cases, as dividends are paid.

Comparative Pricing

If a company were to issue sub-class common stock shares, mutual funds and ETFs that have mandates to carry a certain weighting of a particular industry would be strongly incented to overweight holdings in that company versus other companies in the same industry because of this class' tax efficient nature. Lipper Analytics, among other rating agencies, uses tax efficiency as one of the primary factors in ranking ETFs and mutual funds.[9] So regardless of the actual taxes paid by investors, improving the tax efficiency of the fund could result in a higher ranking versus its peers. More specifically, the Vanguard Group, one of the largest shareholder in the US, has gone so far as patenting a business method specifically aimed at minimizing tax exposures for investors.[10] "Costs matter a great deal... Investors should maximize the tax efficiency of their portfolio because taxes have the potential for taking the biggest bite out of investment returns over the long run."[11] – according to The Vanguard Group website.

Companies would also have the ability to increase dividend amounts paid to investors who own dividend paying stocks with no increase in total cash outlays – this could broaden the investor base to attract more investors who are reliant upon dividends thus creating more demand for dividend paying shares. A company's ability to attract long-term investors would be enhanced. Warren Buffet explains that his company "will try to avoid policies that attract buyers with a short-term focus on our stock price and try to follow policies that attract informed long-term investors focusing on business values."[12]

Public Relations – Concern that this is intended to enrich only the wealthy

Although those in high income tax bracket benefit from this concept, it is intended to benefit all shareholders. Because of the liquidity issue previously mentioned and how municipal bonds are priced at a premium to comparatively rated corporate bonds, any increased valuation in the sub-class common stock shares will ultimately increase the valuation of the class of shares that

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[9] http://www.lipperweb.com/research/TaxEfficiency.aspx

[10] http://www.marketwatch.com/story/vanguard-patents-unique-etf-structure

[11] Vanguard website: https://flagship.vanguard.com/VGApp/hnw/content/MyPortfolio/analytics/pwThkAbtInvCostTaxMgrRiskContent.jsp

[12] Berkshire Hathaway Inc.; 1983 Annual Report, http://www.berkshirehathaway.com/letters/1983.html

receives the dividend, thereby benefiting all shareholders. Moreover, the elimination of transaction costs (buying additional shares) as a percent is significantly higher for the small investor than the large investor – therefore the small investor will also clearly benefit. Wealthy investors have access to a myriad of tax advisors and tax minimization tools, but ownership of this class of shares is available to all without the assistance of sophisticated tax protection schemes that only the rich can afford.

Intellectual Property

The concept of creating a block of sub-class common stocks being traded as a unique ticker alongside a block of dividend paying stocks has been patented (US Patent #7987131), which will be licensed to companies on a royalty-free basis. Furthermore, several continuation patents have been granted which allow for a sub-class of common stock shares that pays a high dividend amount instead of a zero dividend amount. These continuations (and pending continuations) will also be licensed to companies on a royalty-free basis.

APPENDIX 2

Corporate Bonds

Maturity	Yield
2yr AA	0.48
2yr AAA	N/A
2yr A	0.71
5yr AAA	1.03
5yr AA	1.27
5yr A	1.60
10yr AAA	2.46
10yr AA	2.88
10yr A	3.02
20yr AAA	3.50
20yr AA	4.03
20yr A	4.24

Municipal Bonds

Maturity	Yield
2yr AA	0.61
2yr AAA	0.46
2yr A	0.80
5yr AAA	0.97
5yr AA	1.14
5yr A	1.20
10yr AAA	1.86
10yr AA	2.05
10yr A	2.32
20yr AAA	2.36
20yr AA	3.34
20yr A	3.14

Corporate vs Municipal Bonds

Premium	Implicit Tax rate
-21.3%	-27.1%
N/A	N/A
-11.3%	-12.7%
6.2%	5.8%
11.4%	10.2%
33.3%	25.0%
32.3%	24.4%
40.5%	28.8%
30.2%	23.2%
48.3%	32.6%
20.7%	17.1%
35.0%	25.9%

Source: http://finance.yahoo.com/bonds/composite_bond_rates; Municipal Bond and Corporate Bond tables; 3/22/2013

James Penzak

FISMA & OMB Memorandum M-07-16





Corporate Secretary

Dominion Resources, Inc.

120 Tredegar Street,

Richmond, Virginia 23219

USA

RECEIVED
NOV 7 2013
By

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, November 12, 2013 3:45 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: 2013-Nov-12 Penzak Letter.pdf; SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf

Dear Mr. Penzak,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

November 12, 2013

Sent via Electronic Mail

Mr. James Penzak

FISMA & OMB Memorandum M-07-16

Dear Mr. Penzak:

This letter confirms receipt on Thursday, November 7, 2013, via postal mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide the following:

- Proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including October 15, 2013, the date you submitted your proposal.

The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934, as amended.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I have enclosed a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however,

Karen Doggett (Services - 6)

From: James Penzak***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 14, 2013 8:05 AM
To: Karen Doggett (Services - 6)
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Dominion Resources, Inc.

Dear Ms. Doggett:

Thank you for your email. I would like to revise my shareholder submission date from October 15 to November 1. Please let me know if this is possible.

Sincerely,

James Penzak

From: karen.doggett@dom.com
*To: FISMA & OMB Memorandum M-07-16***
CC: sharon.l.burr@dom.com; Meredith.S.Thrower@dom.com
Subject: Dominion Resources, Inc.
Date: Tue, 12 Nov 2013 20:45:10 +0000

Dear Mr. Penzak,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Thursday, November 14, 2013 5:08 PM
To: 'James Penzak'
Cc: Meredith S Thrower (Services - 6); Sharon L. Burr (Services - 6)
Subject: RE: Dominion Resources, Inc.
Attachments: SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-14 Penzak Letter.pdf

Dear Mr. Penzak,

By your e-mail sent to us today, November 14, 2013, we understand you would like to revise your shareholder proposal in order to change the submission date. We do not object to the change in submission date. However, the new submission date must be November 14, 2013, the date of your e-mail, not November 1, 2013. A revised deficiency notice letter to reflect the new submission date is attached to this e-mail. Copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission are also included for your reference. I can reached using the contact information below if you have any further questions.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: James Penzak [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 14, 2013 8:05 AM
To: Karen Doggett (Services - 6)
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Dominion Resources, Inc.

Dear Ms. Doggett:

Thank you for your email. I would like to revise my shareholder submission date from October 15 to November 1. Please let me know if this is possible.

Sincerely,

James Penzak

From: karen.doggett@dom.com
To: ***FISMA & OMB Memorandum M-07-16***
CC: sharon.l.burr@dom.com; Meredith.S.Thrower@dom.com

Subject: Dominion Resources, Inc.
Date: Tue, 12 Nov 2013 20:45:10 +0000

Dear Mr. Penzak,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

November 14, 2013

Sent via Electronic Mail

Mr. James Penzak

FISMA & OMB Memorandum M-07-16

Dear Mr. Penzak:

This letter confirms receipt on Thursday, November 14, 2013, via e-mail, of your revised shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide the following:

- Proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 14, 2013, the date you submitted your proposal.

The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934, as amended.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I have enclosed a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,14 it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.15

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.16

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Karen Doggett (Services - 6)

From: James Penzak ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 19, 2013 7:29 AM
To: Karen Doggett (Services - 6)
Cc: Meredith S Thrower (Services - 6); Sharon L. Burr (Services - 6)
Subject: RE: Dominion Resources, Inc.
Attachments: Dominion Resources Ownership Confirmation.pdf

Dear Ms. Doggett:

I have attached a letter from my broker (TD Ameritrade) which confirms my ownership based upon the revised submission date, 14-November-2013.

Thank you for allowing me to resubmit my proposal with the revised timing.

Please let me know if you have any other questions.

Sincerely,

James Penzak

From: karen.doggett@dom.com
To: ***FISMA & OMB Memorandum M-07-16***
CC: Meredith.S.Thrower@dom.com; sharon.l.burr@dom.com
Subject: RE: Dominion Resources, Inc.
Date: Thu, 14 Nov 2013 22:08:30 +0000

Dear Mr. Penzak,

By your e-mail sent to us today, November 14, 2013, we understand you would like to revise your shareholder proposal in order to change the submission date. We do not object to the change in submission date. However, the new submission date must be November 14, 2013, the date of your e-mail, not November 1, 2013. A revised deficiency notice letter to reflect the new submission date is attached to this e-mail. Copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission are also included for your reference. I can reached using the contact information below if you have any further questions.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: James Penzak [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 14, 2013 8:05 AM
To: Karen Doggett (Services - 6)
Cc: Sharon L. Burr (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Dominion Resources, Inc.

Dear Ms. Doggett:

Thank you for your email. I would like to revise my shareholder submission date from October 15 to November 1. Please let me know if this is possible.

Sincerely,

James Penzak

From: karen.doggett@dom.com
To: FISMA & OMB Memorandum M-07-16***
CC: sharon.l.burr@dom.com; Meredith.S.Thrower@dom.com
Subject: Dominion Resources, Inc.
Date: Tue, 12 Nov 2013 20:45:10 +0000
Dear Mr. Penzak,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com



11/18/2013

James Penzak

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Penzak,

Thank you for allowing me to assist you today. As you requested, this letter is to serve as confirmation that you have continuously held 100 shares of D - Dominion Resources in the above referenced TD Ameritrade account from November 14, 2012, through and including November 14, 2013. The shares have maintained a value greater than $2,000.00 from November 14, 2012, through and Including November 14, 2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Exhibit B

Legal Opinion

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 3, 2013

Board of Directors
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Shareholder Proposal submitted November 14, 2013 by James Jason Penzak

Ladies and Gentlemen:

In connection with your request to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") regarding the exclusion from your 2014 annual meeting proxy materials of a shareholder proposal (the "Shareholder Proposal") submitted to Dominion Resources, Inc. (the "Company") on November 14, 2013 by James Jason Penzak (the "Proponent"), you have asked for our opinion as to whether the Shareholder Proposal calls for action consistent with the laws of the Commonwealth of Virginia, the Company's jurisdiction of incorporation, and whether the Shareholder Proposal is a proper subject for shareholder action under Virginia law.

In connection with this opinion letter, we have reviewed the Company's Articles of Incorporation, as in effect on the date hereof (the "Articles"), the Company's Amended and Restated Bylaws, as in effect on the date hereof, the Shareholder Proposal and such other records and documents as we have deemed necessary for purposes of this opinion letter.

The Shareholder Proposal requests that:

> ...the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

The Virginia Stock Corporation Act ("VSCA") requires an issuance of shares to be authorized by a company's board of directors. Va. Code Ann. § 13.1-643B. Additionally, a company may only issue shares that are authorized in its articles of incorporation. Va. Code Ann. § 13.1-640A. A company's articles of incorporation must set forth any classes of shares and any series of shares within a class that the corporation has authority to issue, including the number of authorized shares of each such class and series. Va. Code Ann. § 13.1-638A. If more than one class or series of shares is authorized, each class or series must be given a distinguishing designation in the articles of incorporation, and prior to the issuance of any shares of the class or series, the articles of incorporation must describe the preferences, rights and limitations of that series. Id. Additionally, any of the terms of shares may vary among holders of the same class or series so long as the variations are expressly set forth in the articles of incorporation. Va. Code Ann. § 13.1-638E.

The Shareholder Proposal requests that "the Company issue" the proposed sub-class of common stock shares. Pursuant to Article III of the Articles, the Company is authorized to issue up to one billion shares of common stock. However, the Articles do not allow for the issuance of different classes or series of common stock, and do not expressly set forth varying terms among the holders of common stock. Therefore, implementation of the Shareholder Proposal would require an amendment to the Articles.

In order to amend the Articles, the board of directors must first adopt the proposed amendment and submit the proposed amendment to the shareholders for approval. Va. Code Ann. § 13.1-707[1]. Pursuant to section III.C of the Articles, a majority of the Company's shareholders must vote in favor of such an amendment in order for it to be adopted. The Shareholder Proposal is not qualified by any requirement or acknowledgement regarding the need for board or shareholder approval. Even if one assumes that the Shareholder Proposal is directed to the board, the board cannot unilaterally adopt the necessary amendment to the Articles. Because Virginia law does not allow the Company or the board of directors to take such action on their own, the Shareholder Proposal is improper under state law.

Based on and subject to the foregoing, it is our opinion that: (i) the Shareholder Proposal, if implemented as submitted, would cause the Company to violate Virginia law and (ii) because implementation of the Shareholder Proposal would involve a violation of law, the Shareholder Proposal is not a proper subject for shareholder action under the laws of the Commonwealth of Virginia.

The foregoing opinions are being furnished only for the purpose referred to in the first paragraph of the opinion letter. At your request, we hereby consent to your delivery of a copy of this opinion to the Staff in connection with your no-action letter request. The opinions set forth herein are made as of the date hereof, and we assume no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware after the date hereof of any facts that might change the opinions expressed herein.

Very truly yours,

McGuireWoods LLP

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[1] Certain routine amendments, each of which is inapplicable here, may be adopted by a corporation's board of directors without shareholder approval. Va. Code Ann. § 13.1-706.